FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                           Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 12, 2010 announcing that Registrant’s wholly owned subsidiary, Spacenet Inc., has been selected to provide its Prysm Pro network appliance, which enables a fully PCI compliant managed network services solution, to over 7,000 Regis Corporation North American locations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 12, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat's Spacenet subsidiary selected to provide managed network services to over 7,000 Regis Corporation locations

-Regis to Deploy Spacenet’s Prysm Pro for Integrated Support of its Advanced Applications Over Wireline and Wireless Networks Including WiFi, Backup and VoIP-

Petah Tikva, Israel, January 12, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT)  announced today that its wholly owned subsidiary, Spacenet Inc., has been selected to provide its Prysm Pro network appliance, which enables a fully PCI compliant managed network services solution, to over 7,000 Regis Corporation North American locations. Regis, a global leader in beauty salons, hair restoration centers and cosmetology education, is using Spacenet’s managed network services and Prysm Pro network management appliance to provide integrated support and management for its business communication infrastructure. This infrastructure includes DSL, 3G, analog and digital voice, WiFi and VPN networking at its beauty salon stores.

“Increasing the utility and cost effectiveness of our communications network and corporate wide applications is very important for Regis Corporation,” said Regis VP of Information Technology Joel Wiens. “Spacenet’s managed network services through its Prysm Pro is helping us meet this goal by serving as an all-in-one flexible network appliance that supports our comprehensive business applications more cost efficiently than competing alternatives. It provides a simplified network design enabling us to interface with all of our applications on a single device. In addition, the Prysm Pro is highly customizable by Spacenet, which enables us to make changes to our configuration or develop new features as our network requirements change.”

Regis Corporation requires reliable communications to support critical business applications at its thousands of salon locations. As part of its network upgrade plans, Spacenet is providing managed network services enabled by the Prysm Pro appliance to interface with terrestrial and 3G modems at Regis salon locations. The Prysm Pro appliance provides support for automatic hybrid switching between its wireline and wireless technologies for network backup, integrated Wi-Fi hotspot services for customers, integrated Analog Telephone Adapter (ATA) for VoIP functionality, and POS hardware for its retail applications.

“We’re thrilled to be working with a global leader such as Regis,” said Glenn Katz, President and COO of Gilat's Spacenet Inc. subsidiary. “With thousands of locations, multiple network access methods, and critical business applications to manage, Regis is an ideal customer for Spacenet and our Prysm Pro appliance.  Spacenet’s managed network services will help Regis Corporation meet its business requirements by providing a unique and flexible solution for its application challenges today and in the future as its network evolves. Spacenet has been meeting the networking and communications needs of enterprises for nearly 30 years, and we are pleased to add Regis to our list of valued customers.”

Prysm Pro supports advanced applications over satellite, wireline and wireless networks, helps multi-site enterprises support multiple secure networks with centralized management and enables hybrid switching between wireline and wireless technologies. It is a modular, scalable, off-the-shelf IP network appliance that offers unique benefits to customers. Additionally, the Prysm Pro appliance can be integrated with Spacenet’s managed network services, providing access to a user-friendly web portal to enable simplified and centralized network management.

About Regis Corporation
Regis Corporation (NYSE:RGS) is the beauty industry’s global leader in beauty salons, hair restoration centers and cosmetology education. As of September 30, 2009, the Company owned, franchised or held ownership interests in 12,900 worldwide locations.  Regis’ corporate and franchised locations operate under concepts such as Supercuts, Sassoon Salon, Regis Salons, MasterCuts, SmartStyle, Cost Cutters, Cool Cuts 4 Kids and Hair Club for Men and Women.  In addition, Regis maintains an ownership interest in Provalliance, which operates salons primarily in Europe, under the brands of Jean Louis David, Franck Provost and Saint Algue.  Regis also maintains ownership interests in Empire Education Group in the U.S. and the MY Style concepts in Japan.  System-wide, these and other concepts are located in the U.S. and in over 30 other countries in North America, South America, Europe, Africa and Asia. Regis also maintains a 49 percent ownership interest in Intelligent Nutrients, a business that provides a wide variety of certified organic products for health and beauty.  For additional information about the company, please visit the Investor Information section of the corporate website at www.regiscorp.com.

About Spacenet®
Founded in 1981, Gilat's Spacenet Inc. is one of the world’s leading providers of high-performance satellite and hybrid terrestrial networking solutions for US based enterprise, government and small office/small business customers. Spacenet has a longstanding tradition of industry leadership and innovation, and today has more than 100,000 operational network endpoints for customers including many Fortune 500 companies and major government agencies. Spacenet's services include its custom satellite and hybrid network solutions for enterprise and government; Connexstar™ VSAT services for primary, backup and disaster recovery networks; and StarBand® broadband Internet by satellite. Spacenet is based in McLean, Virginia, and operates its own end-to-end services infrastructure including network management, field services and teleport facilities in McLean, VA; Atlanta, Georgia; and Chicago, Illinois. Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (Nasdaq: GILT). Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com